[CYTRX LETTERHEAD]

August 19, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Comment letter dated August 5, 2010
CytRx Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File Number: 000-15327

Ladies and Gentlemen:

By letter dated August 5, 2010 (the “Supplemental Comment Letter”), the staff of the Division of Corporation Finance (the “Staff”) provided CytRx Corporation (“we,” “our,” “us” or the “Company”) with comments on the Company’s response letter, dated July 16, 2010, to the Staff’s initial comment letter, dated June 7, 2010, on our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Report”).

This letter sets forth our responses to the Supplemental Comment Letter.  We have reproduced below the text of the Staff’s comments, followed by our responses in bold face.  The numbered paragraphs below correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the fiscal year ended December 31, 2009

Compensation Discussion and Analysis, page 48

Annual and Special Bonuses, page 50

1.
We note your response to our prior comment 4, in which you state that the determination to award cash bonuses to your named executive officers was based on the principle business accomplishments that you have enumerated. You further state that in light of these accomplishments, the Compensation Committee determined that eligibility for these bonus awards was based on the contribution of each officer to the achievement of the listed accomplishments and a subjective evaluation of each officer’s individual job performance. However, this disclosure does not specify what each officer’s contribution was and how the Committee evaluated each officer’s individual performance. Moreover, your response only related to eligibility for the awards, not to the bases of the amounts awarded. In light of your response, please expand your disclosure further to include an explanation of:

a.	the Committee’s assessment of each named executive officer’s contribution to the achievement of the principal business accomplishments you have enumerated;

Each of the business accomplishments cited by the Compensation Committee resulted from an extensive collaboration among our named executive officers, including the leadership of our President and Chief Executive Officer and the support of our principal legal, financial, clinical, medical and business development officers.  The Committee’s assessment of the relative contribution of each named executive officer was based on periodic reports to our full Board of Directors regarding the progress of these business accomplishments and the individual efforts of our named executive officers, and year-end consultations with our President and Chief Executive Officer that are a normal part of the Committee’s compensation determinations.  The Committee employed no objective measure of any individual’s contribution.

b.	the Committee’s assessment of each named executive officer’s individual job performance;

The Company utilizes the following rating scale to evaluate the job performance of its named executive officers and other employees:

1-Consistently Exceeds Expectations
2-Sometimes Exceeds Expectations
3-Meets Expectations
4-Sometimes Meets Expectations
5-Needs Improvement

c.	the Committee’s ranking of each officer’s job performance and the basis for this ranking, if not apparent from the revised disclosure; and

For 2009, our named executive officers received ratings ranging from 1.00 to 3.00 (with 1.00 being the highest rating possible).  Except as described in the following sentence , each of our named executive officers rated 3.00 or better was granted a discretionary bonus by the Committee.  Because the employment arrangement with Mr. Jaisim Shah, our prior Chief Business Officer, provided for a specific bonus contingent upon the achievement of certain corporate events which did not occur in 2009, no discretionary bonus was awarded to Mr. Shah.

d.	how the Committee used the ranking for each named executive officer to determine the actual amount of the bonuses ultimately awarded.

The amount of the bonus awarded to our President and Chief Executive Officer was based on the minimum bonus of $150,000 called for in our employment agreement with him, his achievement of the highest possible rating on our rating scale, and an analysis of comparable company data with consideration of his performance ranking.  The bonus amounts awarded to our other eligible named executive officers were a function of their office and total compensation relative to the total compensation of our President and Chief Executive Officer, as adjusted by their relative employee rating, and with consideration given to comparable company data for similarly situated employees. The bonuses amount awarded to each named executive officer is set forth in the Summary Compensation Table.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me should you have any questions or require additional information in connection with the above.

Very truly yours,

/s/ JOHN Y. CALOZ

John Y. Caloz
Chief Financial Officer

CC:          Michael Rosenthall (SEC)
Steven A. Kriegsman
Benjamin S. Levin
Dale E. Short (TroyGould PC)